SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 14, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated October 14, 2008, contains a press release announcing the sale of Qimonda AG’s stake in Inotera Memories, Inc. to Micron Technology, Inc.

News Release / Presseinformation
Qimonda Announces Sale of its Stake in Inotera to Micron
Neubiberg, October 13, 2008 –Qimonda AG (NYSE: QI) has issued a press release today regarding the sale of its stake in Inotera Memories, Inc..
Qimonda has signed an agreement under which it sells its 35.6-percent stake in Inotera to Micron Technology, Inc. Under the terms of the agreement, Micron has agreed to purchase Qimonda’s shares in Inotera for US$ 400 million in cash (approximately Euro 296 million) in two installments. Qimonda will receive US$ 200 million for about one-half its holding, when receipt of the governmental approvals necessary for this step is expected, and the remaining US$ 200 million for the second half once the remainder of the conditions to the final closing of the transaction have been satisfied.
Infineon Technologies AG (FSE/NYSE: IFX), which owns approximately 77.5 percent of Qimonda’s shares, previously announced its desire to separate itself from its stake in Qimonda. In that connection, Infineon has had discussions with a number of third parties to explore the possibility of strategic transactions that would result in the disposition of all or a portion of its stake in Qimonda. Discussions in this matter are ongoing. Due to the current uncertainties surrounding the DRAM and world financial markets, among other factors, the outcome of these discussions is uncertain.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of €7.7 billion (including Qimonda sales of €3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Finance and Business Press: INFXX200810.096e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Driever	+49 89 234 29804	ralph.driever@infineon.com

Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: October 14, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer